Exhibit 7.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended 31 December
	2008	2007	2006
	(in millions of EUR except ratios)

Excluding interest on deposits(1)
Operating profit before taxes	(15,474)	496	2,260
Add: fixed charges	10,438	10,859	8,325
Earnings before taxes and fixed charges	(5,036)	11,355	10,585

Fixed charges	10,438	10,859	8,325

Ratio of earnings to fixed charges	(0.48)	1.05	1.27

Including interest on deposits(1)
Fixed charges as above	10,438	10,859	8,325
Add: interest on deposits	5,859	7,280	6,792
Total fixed charges and interest on deposits	16,297	18,139	15,117

Earnings before taxes and fixed charges	(5,036)	11,355	10,585
Add: interest on deposits	5,859	7,280	6,792
Earnings before taxes and fixed charges and interest on deposits	823	18,635	17,377

Ratio of earnings to fixed charges	0.05	1.03	1.15

(1)	Deposits include Banks and Total customer accounts.